© 2015 WIPRO LTD | WWW.WIPRO.COM 1 Performance for Quarter & Year ended – March 31, 2015 Jatin Dalal Chief Financial Officer April 21, 2015 Exhibit 99.3

© 2015 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Year Ended
March 31, 2015 (IFRS)
Wipro Limited
FY 15 (Rs million) YoY Growth
Revenues 469,545 8%
Results from Operating Activities
(EBIT)
95,423 7%
Net Income 86,528 11%
Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’
Operating Cash Flow refers to ‘Net Cash generated from Operating Activities as presented in consolidated interim statements of Cash Flows
Revenue of the Company grew 8% YoY in FY15. Net Income grew 11% YoY.
Segments
Revenue for the
year (Rs million)
YoY Growth for
the year
Segment Results for
the year (Rs million)
YoY Growth
for the year
IT Services 440,180 10% 97,649 8%
IT Products 34,006 -12% 374 21%
IT Services Revenue
grew by 10% on a YoY basis and PBIT grew 8% YoY.
Final Dividend of Rs. 7 per share – Total Dividend for the year at Rs. 12 per share, an increase of Rs. 4 over FY 2013-14.

© 2015 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Quarter Ended
March 31, 2015 (IFRS)
Wipro Limited
Q4 15 (Rs million) YoY Growth
Revenues 121,420 4%
Results from Operating Activities
(EBIT)
24,556 -5%
Net Income 22,720 2%
Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’
Operating Cash Flow refers to ‘Net Cash generated from Operating Activities as presented in consolidated interim statements of Cash Flows
Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Available for Sale Investments – current, and (iii) Interest bearing deposits with corporates - current.
Free Cash Flow is defined as Net cash generated from operating activities plus (i) Cash outflows on Purchase of property, plant and equipment and (ii) Proceeds from
Sale of property, plant and equipment as presented in consolidated interim statements of Cash Flows. For detailed reconciliations, please refer slide 12 in appendix
Revenue of the Company grew 4% YoY in the quarter. Net Income grew 2% YoY.
Robust Operating & Free Cash Flow generation at 112% & 92% of Net Income respectively
Gross Cash position of  Rs. 251,048 million or $ 4.03 Billion

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Highlights for the quarter
Segments
Revenue
(Rs million)
YoY Growth
Segment Results (margin)
(Rs million)
YoY Growth
IT Services 112,417 6% 24,777 -5%
IT Products 9,454 -15% 58 -59%
IT Services USD Revenue grew by 1.2% sequentially and 8.4% YoY on a constant currency basis
Number of $100 million+ accounts increased by 1 to 11
Net Headcount addition of 1,351 in the quarter
For reconciliation of  non-GAAP constant currency IT Services USD revenues please refer to slide 12
Addition of 65 new customers in quarter to take the total number of active customers to 1,054
IT Services Margins was 22.0% an expansion of 23 bps from Q3

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IT Services - Revenue Dynamics for Quarter Ended
March 31, 2015
1. Healthcare, Life sciences and Services grew 18.2% on a constant currency YoY basis
2. Manufacturing and High-tech grew 10.3% on a constant currency YoY basis
3. Global Media and Telecom grew 7.2% on a constant currency YoY basis
1. India and Middle East grew  27.2% on a constant currency YoY basis
2. APAC and Other Emerging Markets grew 15.2% on a constant currency YoY basis
3. Americas grew 7.8% on a constant currency YoY basis
Geographies
1. Global Infrastructure Services grew 16.4% on a YoY reported basis
2. Product Engineering Services grew 8.8% on a YoY reported basis
3. Business Application Services grew 8.7% on a YoY reported basis
Business units
Service Lines
The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography

© 2015 WIPRO LTD | WWW.WIPRO.COM

Looking ahead
*Guidance is based on the following exchange rates: GBP/USD at 1.49, Euro/USD at 1.07, AUD/USD at 0.77, USD/INR at 62.10 and USD/CAD at 1.27
Looking ahead for the quarter ending June 30, 2015
We expect the Revenue from our IT
Services business to be in the range
$1,765 million to $1,793 million*

© 2015 WIPRO LTD | WWW.WIPRO.COM 7 Supplemental Data Key Operating Metrics of IT Services

© 2015 WIPRO LTD | WWW.WIPRO.COM

Key Operating Metrics in IT Services for the
Quarter ended March 31, 2015
Particulars
Q4’15 Q3’15 Q4’14
Revenue Composition
Global Media & Telecom 13.5% 13.8% 13.9%
Finance Solutions 26.5% 25.7% 26.8%
Manufacturing & Hitech 18.3% 18.3% 18.0%
Healthcare , Life Sciences & Services 11.7% 11.7% 10.6%
Retail, Consumer Goods & Transportation 14.5% 14.1% 14.5%
Energy, Natural Resources & Utilities 15.5% 16.4% 16.2%
Geography Composition
Americas 51.7% 51.4% 50.0%
Europe
26.3% 27.6% 30.0%
India & Middle East Business
10.7% 9.6% 8.8%
APAC & Other  Emerging Markets
11.3% 11.4% 11.2%
People related
Number of employees
158,217
156,866
146,053

Thank You Jatin.dalal@wipro.com Jatin Dalal Chief Financial Officer © 2015 WIPRO LTD | WWW.WIPRO.COM 9

Appendix © 2015 WIPRO LTD | WWW.WIPRO.COM 10

© 2015 WIPRO LTD | WWW.WIPRO.COM

Reconciliation of Selected GAAP measures to Non-GAAP measures
Reconciliation of Gross Cash
WIPRO LIMITED AND SUBSIDIARIES
(Amounts in INR millions)
As of
Mar 31, 2015
Computation of Gross cash position
Cash and cash equivalents 158,940
Available for sale investments - current 53,908
Interest bearing deposits with corporates - current 38,200
Total 251,048
Reconciliation of Free Cash Flow
Reconciliation of  Non-GAAP constant currency Revenue
Reconciliation  of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
Three Months ended March 31,2015 Year ended March 31, 2015
IT Services Revenue as per
IFRS $       1,775
IT Services Revenue as per
IFRS $       1,775
IT Services Revenue as per
IFRS $      7,082
Effect of Foreign currency
exchange movement $          43
Effect of Foreign currency
exchange movement $             90
Effect of Foreign currency
exchange movement $         109
Non-GAAP Constant Currency IT
Services Revenue based on
previous quarter exchange rates
$       1,818
Non-GAAP Constant Currency IT
Services Revenue based on
previous year exchange rates
$       1,865
Non-GAAP Constant Currency  IT
Services Revenue based on
previous year exchange rates
$       7,191
WIPRO LIMITED AND SUBSIDIARIES
(Amounts in INR millions)
Three months ended
Mar 31, 2015
Profit for the period
[A]
22,720
Computation of Free cash flow
Net cash generated from operating activities 25,526
Add/(deduct) cash inflow/(outflow) on :
Purchase of Property,plant and equipment
(5,396)
Proceeds from sale of Property,plant and
equipment

Free cash flow attributable to equity holders
of the company [B]
20,976
Free cash flow as a percentage of Net income
[B/A]
92%